                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                       -----------------------------------

                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                MC Shipping Inc.
                                (Name of Issuer)

                          Common Stock, $0.01 Par Value
                         (Title of Class of Securities)

                                   55267Q 104
                                 (CUSIP Number)

        Patrick Rosselet                                      Michael Lloyd
      Trust Company Complex                               5-7 St. Helen's Place
 Ajeltake Road, Ajeltake Island                              London EC3A 6AU
Majuro, Marshall Islands MH 96960                             United Kingdom
         +377 92 051010                                    +44 (0)20 7920 9666


                 (Name, Address and Telephone Numbers of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                 with copies to:
                               Christopher Edwards
                            Marine Legal Services Ltd
                                   Gate House
                               1 Farringdon Street
                                 EC4M 7NS London
                                 United Kingdom
                               +44 (0)20 7329 2422


                                   May 4, 2004
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP NO. 55267Q 104                    13D                        PAGE 2
(COMMON STOCK)
--------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
    1      NAMES OR REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
           V. INVESTMENTS LIMITED
----------------------------------------------------------------------------------------------------------------------

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                    (a)   [ ]
                                                                                               (b)   [ ]
----------------------------------------------------------------------------------------------------------------------

    3      SEC USE ONLY

----------------------------------------------------------------------------------------------------------------------

    4      SOURCE OF FUNDS
           AF
----------------------------------------------------------------------------------------------------------------------

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)    [ ]

----------------------------------------------------------------------------------------------------------------------

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Marshall Islands
----------------------------------------------------------------------------------------------------------------------
                             7     SOLE VOTING POWER
    NUMBER OF                      NONE
     SHARES               --------------------------------------------------------------------------------------------
  BENEFICIALLY               8     SHARED VOTING POWER
    OWNED BY                       4,308,790
      EACH                --------------------------------------------------------------------------------------------
    REPORTING                9     SOLE DISPOSITIVE POWER
   PERSON WITH                     NONE
                          --------------------------------------------------------------------------------------------
                            10     SHARED DISPOSITIVE POWER
                                   4,308,790
----------------------------------------------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           4,308,790
----------------------------------------------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                                                            [ ]
----------------------------------------------------------------------------------------------------------------------
   13      PERCENTAGE OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           49.4%
----------------------------------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON
           HC
----------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP NO. 55267Q 104                    13D                        PAGE 3
(COMMON STOCK)
--------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
    1      NAMES OR REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
           V. SHIPS INC.
----------------------------------------------------------------------------------------------------------------------

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                    (a)   [ ]
                                                                                               (b)   [ ]
----------------------------------------------------------------------------------------------------------------------

    3      SEC USE ONLY

----------------------------------------------------------------------------------------------------------------------

    4      SOURCE OF FUNDS
           AF
----------------------------------------------------------------------------------------------------------------------

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)    [ ]

----------------------------------------------------------------------------------------------------------------------

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           LIBERIA
----------------------------------------------------------------------------------------------------------------------
                             7     SOLE VOTING POWER
    NUMBER OF                      NONE
     SHARES               --------------------------------------------------------------------------------------------
  BENEFICIALLY               8     SHARED VOTING POWER
    OWNED BY                       4,308,790
      EACH                --------------------------------------------------------------------------------------------
    REPORTING                9     SOLE DISPOSITIVE POWER
   PERSON WITH                     NONE
                          --------------------------------------------------------------------------------------------
                            10     SHARED DISPOSITIVE POWER
                                   4,308,790
----------------------------------------------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           4,308,790
----------------------------------------------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                                                            [ ]
----------------------------------------------------------------------------------------------------------------------
   13      PERCENTAGE OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           49.4%
----------------------------------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON
           HC
----------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP NO. 55267Q 104                    13D                        PAGE 4
(COMMON STOCK)
--------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
    1      NAMES OR REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
           V. SHIPS GROUP LTD.
----------------------------------------------------------------------------------------------------------------------

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                    (a)   [ ]
                                                                                               (b)   [ ]
----------------------------------------------------------------------------------------------------------------------

    3      SEC USE ONLY

----------------------------------------------------------------------------------------------------------------------

    4      SOURCE OF FUNDS
           AF
----------------------------------------------------------------------------------------------------------------------

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)    [ ]

----------------------------------------------------------------------------------------------------------------------

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           ISLE OF MAN
----------------------------------------------------------------------------------------------------------------------
                             7     SOLE VOTING POWER
    NUMBER OF                      NONE
     SHARES               --------------------------------------------------------------------------------------------
  BENEFICIALLY               8     SHARED VOTING POWER
    OWNED BY                       4,308,790
      EACH                --------------------------------------------------------------------------------------------
    REPORTING                9     SOLE DISPOSITIVE POWER
   PERSON WITH                     NONE
                          --------------------------------------------------------------------------------------------
                            10     SHARED DISPOSITIVE POWER
                                   4,308,790
----------------------------------------------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           4,308,790
----------------------------------------------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                                                            [ ]
----------------------------------------------------------------------------------------------------------------------
   13      PERCENTAGE OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           49.4%
----------------------------------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON
           HC
----------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP NO. 55267Q 104                    13D                        PAGE 5
(COMMON STOCK)
--------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
    1      NAMES OR REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
           V. HOLDINGS LIMITED
----------------------------------------------------------------------------------------------------------------------

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                    (a)   [ ]
                                                                                               (b)   [ ]
----------------------------------------------------------------------------------------------------------------------

    3      SEC USE ONLY

----------------------------------------------------------------------------------------------------------------------

    4      SOURCE OF FUNDS
           AF
----------------------------------------------------------------------------------------------------------------------

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)    [ ]

----------------------------------------------------------------------------------------------------------------------

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           ISLE OF MAN
----------------------------------------------------------------------------------------------------------------------
                             7     SOLE VOTING POWER
    NUMBER OF                      NONE
     SHARES               --------------------------------------------------------------------------------------------
  BENEFICIALLY               8     SHARED VOTING POWER
    OWNED BY                       4,308,790
      EACH                --------------------------------------------------------------------------------------------
    REPORTING                9     SOLE DISPOSITIVE POWER
   PERSON WITH                     NONE
                          --------------------------------------------------------------------------------------------
                            10     SHARED DISPOSITIVE POWER
                                   4,308,790
----------------------------------------------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           4,308,790
----------------------------------------------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                                                            [ ]
----------------------------------------------------------------------------------------------------------------------
   13      PERCENTAGE OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           49.4%
----------------------------------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON
           HC
----------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP NO. 55267Q 104                    13D                        PAGE 6
(COMMON STOCK)
--------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
    1      NAMES OR REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
           GREYSEA LIMITED
----------------------------------------------------------------------------------------------------------------------

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                    (a)   [ ]
                                                                                               (b)   [ ]
----------------------------------------------------------------------------------------------------------------------

    3      SEC USE ONLY

----------------------------------------------------------------------------------------------------------------------

    4      SOURCE OF FUNDS
           AF
----------------------------------------------------------------------------------------------------------------------

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)    [ ]

----------------------------------------------------------------------------------------------------------------------

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           GUERNSEY
----------------------------------------------------------------------------------------------------------------------
                             7     SOLE VOTING POWER
    NUMBER OF                      NONE
     SHARES               --------------------------------------------------------------------------------------------
  BENEFICIALLY               8     SHARED VOTING POWER
    OWNED BY                       4,308,790
      EACH                --------------------------------------------------------------------------------------------
    REPORTING                9     SOLE DISPOSITIVE POWER
   PERSON WITH                     NONE
                          --------------------------------------------------------------------------------------------
                            10     SHARED DISPOSITIVE POWER
                                   4,308,790
----------------------------------------------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           4,308,790
----------------------------------------------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                                                            [ ]
----------------------------------------------------------------------------------------------------------------------
   13      PERCENTAGE OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           49.4%
----------------------------------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON
           CO
----------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP NO. 55267Q 104                    13D                        PAGE 7
(COMMON STOCK)
--------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
    1      NAMES OR REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
           CLOSE SECURITIES LIMITED
----------------------------------------------------------------------------------------------------------------------

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                    (a)   [ ]
                                                                                               (b)   [ ]
----------------------------------------------------------------------------------------------------------------------

    3      SEC USE ONLY

----------------------------------------------------------------------------------------------------------------------

    4      SOURCE OF FUNDS
           AF
----------------------------------------------------------------------------------------------------------------------

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)    [ ]

----------------------------------------------------------------------------------------------------------------------

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           UNITED KINGDOM
----------------------------------------------------------------------------------------------------------------------
                             7     SOLE VOTING POWER
    NUMBER OF                      NONE
     SHARES               --------------------------------------------------------------------------------------------
  BENEFICIALLY               8     SHARED VOTING POWER
    OWNED BY                       4,308,790
      EACH                --------------------------------------------------------------------------------------------
    REPORTING                9     SOLE DISPOSITIVE POWER
   PERSON WITH                     NONE
                          --------------------------------------------------------------------------------------------
                            10     SHARED DISPOSITIVE POWER
                                   4,308,790
----------------------------------------------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           4,308,790
----------------------------------------------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                                                            [ ]
----------------------------------------------------------------------------------------------------------------------
   13      PERCENTAGE OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           49.4%
----------------------------------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON
           CO
----------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP NO. 55267Q 104                    13D                        PAGE 8
(COMMON STOCK)
--------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
    1      NAMES OR REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
           CLOSE INVESTMENT PARTNERS LIMITED
----------------------------------------------------------------------------------------------------------------------

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                    (a)   [ ]
                                                                                               (b)   [ ]
----------------------------------------------------------------------------------------------------------------------

    3      SEC USE ONLY

----------------------------------------------------------------------------------------------------------------------

    4      SOURCE OF FUNDS
           AF
----------------------------------------------------------------------------------------------------------------------

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)    [ ]

----------------------------------------------------------------------------------------------------------------------

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           UNITED KINGDOM
----------------------------------------------------------------------------------------------------------------------
                             7     SOLE VOTING POWER
    NUMBER OF                      NONE
     SHARES               --------------------------------------------------------------------------------------------
  BENEFICIALLY               8     SHARED VOTING POWER
    OWNED BY                       4,308,790
      EACH                --------------------------------------------------------------------------------------------
    REPORTING                9     SOLE DISPOSITIVE POWER
   PERSON WITH                     NONE
                          --------------------------------------------------------------------------------------------
                            10     SHARED DISPOSITIVE POWER
                                   4,308,790
----------------------------------------------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           4,308,790
----------------------------------------------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                                                            [ ]
----------------------------------------------------------------------------------------------------------------------
   13      PERCENTAGE OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           49.4%
----------------------------------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON
           CO
----------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP NO. 55267Q 104                    13D                        PAGE 9
(COMMON STOCK)
--------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
    1      NAMES OR REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
           NAVALMAR (UK) LIMITED
----------------------------------------------------------------------------------------------------------------------

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                    (a)   [ ]
                                                                                               (b)   [ ]
----------------------------------------------------------------------------------------------------------------------

    3      SEC USE ONLY

----------------------------------------------------------------------------------------------------------------------

    4      SOURCE OF FUNDS
           AF
----------------------------------------------------------------------------------------------------------------------

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)    [ ]

----------------------------------------------------------------------------------------------------------------------

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           UNITED KINGDOM
----------------------------------------------------------------------------------------------------------------------
                             7     SOLE VOTING POWER
    NUMBER OF                      NONE
     SHARES               --------------------------------------------------------------------------------------------
  BENEFICIALLY               8     SHARED VOTING POWER
    OWNED BY                       4,308,790
      EACH                --------------------------------------------------------------------------------------------
    REPORTING                9     SOLE DISPOSITIVE POWER
   PERSON WITH                     NONE
                          --------------------------------------------------------------------------------------------
                            10     SHARED DISPOSITIVE POWER
                                   4,308,790
----------------------------------------------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           4,308,790
----------------------------------------------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                                                            [ ]
----------------------------------------------------------------------------------------------------------------------
   13      PERCENTAGE OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           49.4%
----------------------------------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON
           CO
----------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP NO. 55267Q 104                    13D                        PAGE 10
(COMMON STOCK)
--------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
    1      NAMES OR REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
           BOGAZZI FIMPAR SpA
----------------------------------------------------------------------------------------------------------------------

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                    (a)   [ ]
                                                                                               (b)   [ ]
----------------------------------------------------------------------------------------------------------------------

    3      SEC USE ONLY

----------------------------------------------------------------------------------------------------------------------

    4      SOURCE OF FUNDS
           AF
----------------------------------------------------------------------------------------------------------------------

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)    [ ]

----------------------------------------------------------------------------------------------------------------------

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           ITALY
----------------------------------------------------------------------------------------------------------------------
                             7     SOLE VOTING POWER
    NUMBER OF                      NONE
     SHARES               --------------------------------------------------------------------------------------------
  BENEFICIALLY               8     SHARED VOTING POWER
    OWNED BY                       4,308,790
      EACH                --------------------------------------------------------------------------------------------
    REPORTING                9     SOLE DISPOSITIVE POWER
   PERSON WITH                     NONE
                          --------------------------------------------------------------------------------------------
                            10     SHARED DISPOSITIVE POWER
                                   4,308,790
----------------------------------------------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           4,308,790
----------------------------------------------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                                                            [ ]
----------------------------------------------------------------------------------------------------------------------
   13      PERCENTAGE OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           49.4%
----------------------------------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON
           HC
----------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP NO. 55267Q 104                    13D                        PAGE 11
(COMMON STOCK)
--------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
    1      NAMES OR REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
           ENRICO BOGAZZI
----------------------------------------------------------------------------------------------------------------------

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                    (a)   [ ]
                                                                                               (b)   [ ]
----------------------------------------------------------------------------------------------------------------------

    3      SEC USE ONLY

----------------------------------------------------------------------------------------------------------------------

    4      SOURCE OF FUNDS
           AF
----------------------------------------------------------------------------------------------------------------------

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)    [ ]

----------------------------------------------------------------------------------------------------------------------

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           ITALY
----------------------------------------------------------------------------------------------------------------------
                             7     SOLE VOTING POWER
    NUMBER OF                      NONE
     SHARES               --------------------------------------------------------------------------------------------
  BENEFICIALLY               8     SHARED VOTING POWER
    OWNED BY                       4,308,790
      EACH                --------------------------------------------------------------------------------------------
    REPORTING                9     SOLE DISPOSITIVE POWER
   PERSON WITH                     NONE
                          --------------------------------------------------------------------------------------------
                            10     SHARED DISPOSITIVE POWER
                                   4,308,790
----------------------------------------------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           4,308,790
----------------------------------------------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                                                            [ ]
----------------------------------------------------------------------------------------------------------------------
   13      PERCENTAGE OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           49.4%
----------------------------------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON
           IN
----------------------------------------------------------------------------------------------------------------------

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the Reporting Persons (as enumerated in Item 2) have agreed to file one statement with respect to their ownership of common stock of MC Shipping Inc. The Joint Filing Agreement among the Reporting Persons is attached as Exhibit 1 hereto. This joint Schedule 13D of the Reporting Persons is hereinafter referred to as the "Statement."

ITEM 1. SECURITY AND ISSUER

The Statement relates to the common stock, par value $0.01 per share, of MC Shipping Inc. (the "Common Shares"), a Liberian corporation with its principal executive offices located at 24, avenue de Fontvieille, 98000 Monaco.

ITEM 2. IDENTITY AND BACKGROUND

(a) - (c) and (f) This Statement is being filed by (each a "Reporting Person" and, collectively, the "Reporting Persons"):

V. Investments Limited, with its principal offices at "Aigue Marine", 24 avenue de Fontvieille, B.P. 639, MC - 98013, Monaco (+377 92-05-10-10), is a Marshall Islands company organized to hold certain asset investments.

V. Holdings Limited, with its principal offices at "Aigue Marine", 24 avenue de Fontvieille, B.P. 639, MC - 98013, Monaco (+377 92-05-10-10), is a holding company organized under the laws of the Isle of Man that wholly owns V. Investments Limited and V. Ships Group Ltd.

V. Ships Group Ltd. is a holding company organized under the laws of the Isle of Man with its principal offices at "Aigue Marine", 24 avenue de Fontvieille, B.P. 639, MC - 98013, Monaco (+377 92-05-10-10). V. Ships Group Ltd. wholly owns V. Ships Inc.

V. Ships Inc., with its principal offices at "Aigue Marine", 24 avenue de Fontvieille, B.P. 639, MC - 98013, Monaco (+377 92-05-10-10), is a holding company organized under the laws of Liberia.

Greysea Limited, with its principal offices at "Aigue Marine", 24 avenue de Fontvieille, B.P. 639, MC - 98013, Monaco (+377 92-05-10-10), is a private investment vehicle organized under the laws of Guernsey that partially owns V. Holdings Limited.

Close Securities Limited, with its principal offices at 10 Throgmorton Avenue, London, EC2N 2DL, United Kingdom (+44 (0)207-065-1100), is a fellow subsidiary of Close Investment Partners Limited and the nominee holder of Close Investment Partners Limited's investment in V. Holdings Limited.

Close Investment Partners Limited, a UK company with its principal offices at 10 Throgmorton Avenue, London, EC2N 2DL, United Kingdom (+44 (0)207-065-1100), is the general partner of a limited partnership which invests in V. Holdings Limited.

Navalmar (UK) Limited, with its principal offices at 5-7 St. Helen's Place, London, EC3A 6AU, United Kingdom (+44 (0)207-920-9666), is a UK company which owns and operates a fleet of vessels and offers various liner services worldwide.

Bogazzi Fimpar SpA, with its principal offices at Via Cadorna 49/A, 54036, Marina di Carrara, Italy (+390 585-631665), is an Italian holding company that beneficially owns approximately 74% of Navalmar (UK) Limited.

Enrico Bogazzi, an Italian citizen with his principal office at Via Cadorna 49/A, 54036, Marina di Carrara, Italy (+390 585-631665), is the majority shareholder and a director of Bogazzi Fimpar SpA. Enrico Bogazzi is also a director of B Navi SpA, a ship management company, and Vittorio Bogazzi & Figli SpA, a ship agency company.

The directors and executive officers of the Reporting Persons are set forth on
Schedule I attached hereto. Schedule I sets forth the following information with respect to each such person: (i) name, (ii) business address, (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment was conducted, and (iv) citizenship.

(d) - (e) During the last five years, neither the Reporting Persons nor, to the best of the knowledge of the Reporting Persons, any person named in Schedule I attached hereto has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining them from future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

As described under Item 4 below, V. Investments Limited and Navalmar (UK) Limited entered into a sales agreement (the "Sales Agreement") with Vlasov Investment Corporation (the "Seller"), an indirect wholly owned subsidiary of Securitas Holding Corporation, a Liberian corporation, to purchase in aggregate 4,168,000 Common Shares in consideration of US$2.76 per Common Share, totalling US$11,503,680 (the "Purchase Price"). Of these 4,168,000 Common Shares, 1,946,456 were to be purchased by V. Investments Limited for US$5,372,215.56 and 2,221,544 were to be purchased for US$6,131,464.44 by Navalmar (UK) Limited.

At completion on 13 May 2004, Navalmar (UK) Limited funded its entire portion of the Purchase Price with cash provided by a loan from its shareholders. This loan is based on a loan agreement between Navalmar (UK) Limited and its shareholders to be drawn up in due course after completion of the transaction. V. Investments Limited is funding its portion of the Purchase Price with cash provided by its shareholders in two separate payments to the Seller in the following manner. V. Investments Limited made an initial payment to the Seller of US$2,500,000 in cash (the "First Payment") at the time of the closing of this transaction on 13 May 2004. This First Payment was funded by loans made to V. Holdings Limited, of which V. Investments Limited is a wholly owned subsidiary, from the shareholders of V. Holdings Limited, which include Greysea Limited and Close Securities Limited. This loan is based on a loan note document among the relevant parties to be drawn up in due course after completion of the transaction. V. Investments Limited is obligated under the terms of the Sales Agreement to pay the balance of the consideration due, which comprises US$2,872,215.56, (the "Second Payment") no later than 15 May 2005, with an additional 5% interest due on such balance. Under the terms of the Sales Agreement, V. Investments Limited has secured this balance due the Seller for the Second Payment by providing the Seller with an on-demand guaranty provided by the Bank of Scotland. This guaranty by the Bank of Scotland is to be counter indemnified by certain of the shareholder entities and affiliates of V. Investments Limited.

ITEM 4. PURPOSE OF THE TRANSACTION

On May 4, 2004, Navalmar (UK) Limited and V. Investments Limited (the "Purchasers") finalized the

Sales Agreement to purchase the 4,168,000 Common Shares owned by Vlasov Investment Corporation, an indirect wholly owned subsidiary of Securitas Holding Corporation, a Liberian corporation.

The Purchasers agreed to pay Vlasov Investment Corporation US$2.76 per Common Share, which totals US$11,503,680. Under the terms of the Sales Agreement, half of the Purchase Price was payable no later than May 15, 2004, with the balance of the Purchase Price payable no later than May 15, 2005. Under the Sales Agreement, interest is to accrue on the outstanding Purchase Price balance at a rate of five percent per annum. Purchasers agreed to secure payment of the Purchase Price balance and the accrued interest thereon by delivering to Vlasov Investment Corporation no later than May 15, 2004 one or more unconditional guarantees issued by the Bank of Scotland or another first class bank of comparable international standing reasonably acceptable to Vlasov Investment Corporation. As described in Item 3 above, Navalmar (UK) Limited paid the entire amount of consideration due the Seller for the 2,221,544 Common Shares it purchased from the Seller on May 13, 2004, the date of closing of the transaction. V. Investments Limited paid the First Payment to the Seller on May 13, 2004, the date of closing of the transaction, and on the same date provided the Seller with an on-demand guaranty provided by the Bank of Scotland to secure the Second Payment. Under the terms of the Sales Agreement, if Purchasers resell or agree to resell any or all of the these 4,168,000 Common Shares for a price in excess of US$2.76 per share within twelve months from completion, Purchasers are to pay to Vlasov Investment Corporation the amount of proceeds in excess of $2.76 per share up to and including a maximum of US$3.08 per share for each share of these shares sold or agreed to be sold during such period.

The purpose of this transaction is to acquire a minority stake in a ship owning company and to assist in this capacity in its development. V. Investments Limited is part of a leading international marine service group with over 20 years experience in the industry. Navalmar (UK) Limited is a major UK ship-owner with extensive and successful experience in ship-owning and operations with over 20 years experience in the industry. Taken together the two parties believe they have a strong position in and understanding of the shipping industry.

It is the intention of V. Investments Limited in concert with Navalmar (UK) Limited, the Board of Directors of MC Shipping Inc., and other shareholders to review the composition of the management team of MC Shipping Inc. going forward and to bring onto the Board one representative from each of the two buyers, Tullio Biggi from V. Investments Limited and Enrico Bogazzi from Navalmar (UK) Limited, with a view to having Enrico Bogazzi appointed Chief Executive Officer. At the meeting of the MC Shipping Inc. Board of Directors held on 13 May 2004, Messrs. Biggi and Bogazzi were appointed to the MC Shipping Inc. Board of Directors and Mr. Bogazzi was appointed the Chief Executive Officer.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) - (b) As a result of V. Holdings Limited and Navalmar (UK) Limited entering into the Sales Agreement, V. Investments Limited, V. Ships Inc., V. Ships Group Ltd., V. Holdings Limited, Greysea Limited, Close Securities Limited, Close Investment Partners Limited, Navalmar (UK) Limited, Bogazzi Fimpar SpA, and Enrico Bogazzi may be deemed to have shared beneficial ownership of 4,308,790 Common Shares, which represents approximately 49.4% of the common stock outstanding (based on 8,723,945 Common Shares outstanding).

Tullio Biggi, an Italian citizen with his principal offices at "Aigue Marine", 24 avenue de Fontvieille, B.P. 639, MC - 98013, Monaco (+377 92-05-10-10), is
President of V. Ships Group Ltd. and a director of V. Investments Limited, V. Ships Inc., V. Ships Group Ltd., V. Holdings Limited, and Greysea Limited, and has sole voting power and sole dispositive power over 2,000 shares of MC Shipping Inc.

Roberto Giorgi, an Italian citizen with his principal offices at "Aigue Marine", 24 avenue de Fontvieille, B.P. 639, MC - 98013, Monaco (+377 92-05-10-10), is
Chief Executive Officer of V. Ships Group Ltd. and a director of V. Investments Limited, V. Ships Inc., V. Holdings Limited, and Greysea Limited, and has sole voting power and sole dispositive power over 2,000 shares of MC Shipping Inc.

Guy Morel, a French citizen with his principal offices at "Aigue Marine", 24 avenue de Fontvieille, B.P. 639, MC - 98013, Monaco (+377 92-05-10-10), is
President of MC Shipping Inc. and a director of Greysea Limited, and has sole voting power and sole dispositive power over 86,793 Common Shares of MC Shipping Inc., which includes 30,114 options on Common Shares.

(c) On 30 April 2004, V. Ships Inc. disposed of 1,000 Common Shares at US$2.25 per share, 2,000 Common Shares at US$2.30 per share, and 3,000 Common Shares at US$2.302 per share. All of these sales were carried out through brokers and made on the American Stock Exchange.

Except as described herein, neither Reporting Person nor, to the best of the Reporting Persons' knowledge, any other person referred to in Schedule I attached hereto, beneficially owns or has acquired or disposed of any Common Shares during the past 60 days.

(d). Not applicable.

(e). Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Except as described herein, neither Reporting Person nor, to the best of the Reporting Persons' knowledge, any of the persons named in Schedule I hereto has any contracts, arrangements, understandings or relationships (legal or otherwise) with any persons with respect to any securities of MC Shipping Inc., including, but not limited to, transfers or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies.

1. Voting Agreement between V. Holdings Limited and Navalmar (UK) Limited

A verbal understanding exists between V. Investments Limited and Navalmar (UK) Limited that their interests in MC Shipping Inc. will be voted in concert. No documentation exists in connection with this verbal understanding. It is the intention that V. Investments Limited and Navalmar (UK) Limited will consider a more formal document recording their understanding in the future.

2. Sales Agreement between Vlasov Investment Corporation, V. Investments Limited, and Navalmar (UK) Limited.

See Item 4.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

1. Joint Filing Agreement dated May 14, 2004 by and among V. Investments Limited, V. Ships Inc., V. Ships Group Ltd., V. Holdings Limited, Greysea Limited, Close Securities Limited, Close Investment Partners Limited, Navalmar
(UK) Limited, Bogazzi Fimpar SpA, and Enrico Bogazzi.

2. Sales Agreement between Vlasov Investment Corporation, Navalmar (UK) Limited and V. Investments Limited dated May 4, 2004.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                 V. Investments Limited
Dated: May 14th, 2004


                                                 By:    /s/ Tullio Biggi
                                                    ----------------------------
                                                 Name: Tullio Biggi
                                                 Title: Director



                                                 V. Ships Inc.
Dated: May 14th, 2004


                                                 By:    /s/ Tullio Biggi
                                                    ----------------------------
                                                 Name: Tullio Biggi
                                                 Title: Director



                                                 V. Ships Group Ltd.
Dated: May 14th, 2004


                                                 By:    /s/ Tullio Biggi
                                                    ----------------------------
                                                 Name: Tullio Biggi
                                                 Title: Director



                                                 V. Holdings Limited
Dated: May 14th, 2004


                                                 By:    /s/ Tullio Biggi
                                                    ----------------------------
                                                 Name: Tullio Biggi
                                                 Title: Director



                                                 Greysea Limited
Dated: May 14th, 2004


                                                 By:    /s/ Tullio Biggi
                                                    ----------------------------
                                                 Name: Tullio Biggi
                                                 Title: Director

                                              Close Securities Limited
Dated: May 14th, 2004


                                              By:    /s/ Sarah Hale
                                                  ----------------------------
                                              Name: Sarah Hale
                                              Title: Company Secretary



                                              Close Investment Partners Limited
Dated: May 14th, 2004


                                              By:    /s/ Sarah Hale
                                                  ----------------------------
                                              Name: Sarah Hale
                                              Title: Company Secretary



                                              Navalmar (UK) Limited
Dated: May 14th, 2004


                                              By:    /s/ Michael Lloyd
                                                  ----------------------------
                                              Name: Michael Lloyd
                                              Title: Director



                                              Bogazzi Fimpar SpA
Dated: May 14th, 2004


                                              By:    /s/ Enrico Bogazzi
                                                  ----------------------------
                                              Name: Enrico Bogazzi
                                              Title: Director



Dated: May 14th, 2004

                                              By:    /s/ Enrico Bogazzi
                                                  ----------------------------
                                              Enrico Bogazzi

                                  EXHIBIT INDEX

1. Joint Filing Agreement dated May 14, 2004 by and among V. Investments Limited, V. Ships Inc., V. Ships Group Ltd., V. Holdings Limited, Greysea Limited, Close Securities Limited, Close Investment Partners Limited, Navalmar
(UK) Limited, Bogazzi Fimpar SpA, and Enrico Bogazzi.

2. Sales Agreement between Vlasov Investment Corporation, Navalmar (UK) Limited and V. Investments Limited dated May 4, 2004.

                                   SCHEDULE I

The name of each director and executive officer of V. Investments Limited is set forth below. Directors of V. Investments Limited are indicated by an asterisk.

-------------------------------------------------------------------------------------------------------------------
                               Present Principal Occupation or Employment Business
                                  Address, and Business Telephone Number; Other
            Name                Material Positions Held during the Past Five Years                 Citizenship
-------------------------------------------------------------------------------------------------------------------
Tullio Biggi*                  Chief Executive Officer, V. Holdings Group                             Italy
                               "Aigue Marine"
                               24 avenue de Fontvieille
                               B.P. 639
                               MC - 98013 Monaco
                               +377 92-05-10-10

                               Tullio Biggi has been employed with the V.
                               Holdings Group for the past five years.
-------------------------------------------------------------------------------------------------------------------
Roberto Giorgi*                Chief Executive Officer of Ship Management Division                    Italy
                               V. Holdings Group
                               "Aigue Marine"
                               24 avenue de Fontvieille
                               B.P. 639
                               MC - 98013 Monaco
                               +377 92-05-10-10

                               Roberto Giorgi has been employed with the V. Holdings
                               Group for the past five years.
-------------------------------------------------------------------------------------------------------------------
Patrick Rosselet*              Group Finance Director, V. Holdings Group                           Switzerland
                               Rue du Clos 21-23
                               C.P. 6165
                               CH - 1211 Geneva 6
                               Switzerland
                               +41 22-737-0300

                               Acomarit Services Maritime SA
                               Rue du Clos 21-23
                               C.P. 6165
                               CH-1211 Geneva 6
                               Switzerland

                               Patrick Rosselet has been employed with the V. Holdings Group since January 2001. Prior to his employment with the V. Holdings
                               Group, he was the Group Finance Director at Acomarit
                               Services Maritime SA (a shipping company).
-------------------------------------------------------------------------------------------------------------------

The name of each director and executive officer of V. Ships Inc. is set forth below. Directors of V. Ships Inc. are indicated by an asterisk.


-------------------------------------------------------------------------------------------------------------------
                               Present Principal Occupation or Employment Business
                                  Address, and Business Telephone Number; Other
            Name                Material Positions Held during the Past Five Years                 Citizenship
-------------------------------------------------------------------------------------------------------------------
Tullio Biggi*                  Chief Executive Officer, V. Holdings Group                             Italy
                               "Aigue Marine"
                               24 avenue de Fontvieille
                               B.P. 639
                               MC - 98013 Monaco
                               +377 92-05-10-10

                               Tullio Biggi has been employed with the V.
                               Holdings Group for the past five years.
-------------------------------------------------------------------------------------------------------------------
Roberto Giorgi*                Chief Executive Officer of Ship Management Division                    Italy
                               V. Holdings Group
                               "Aigue Marine"
                               24 avenue de Fontvieille
                               B.P. 639
                               MC - 98013 Monaco
                               +377 92-05-10-10

                               Roberto Giorgi has been employed with the V. Holdings
                               Group for the past five years.
-------------------------------------------------------------------------------------------------------------------
Lorenzo Malvarosa*             Chief Operating Officer of Ship Management Division                    Italy
                               V. Holdings Group
                               "Aigue Marine"
                               24 avenue de Fontvieille
                               B.P. 639
                               MC - 98013 Monaco
                               +377 92-05-10-10

                               Lorenzo Malvarosa has been employed with the V.
                               Holdings Group for the past five years.
------------------------------ --------------------------------------------------------------- --------------------

The name of each director and executive officer of V. Ships Group Ltd. is set forth below. Directors of V. Ships Group Ltd. are indicated by an asterisk.


-------------------------------------------------------------------------------------------------------------------
                               Present Principal Occupation or Employment Business
                                  Address, and Business Telephone Number; Other
            Name                Material Positions Held during the Past Five Years                 Citizenship
-------------------------------------------------------------------------------------------------------------------
Tullio Biggi*                  Chief Executive Officer, V. Holdings Group                             Italy
                               "Aigue Marine"
                               24 avenue de Fontvieille
                               B.P. 639
                               MC - 98013 Monaco
                               +377 92-05-10-10

                               Tullio Biggi has been employed with the V.
                               Holdings Group for the past five years.
-------------------------------------------------------------------------------------------------------------------
Patrick Rosselet*              Group Finance Director, V. Holdings Group                              Switzerland
                               Rue du Clos 21-23
                               C.P. 6165
                               CH - 1211 Geneva 6
                               Switzerland
                               +41 22-737-0300

                               Acomarit Services Maritime SA
                               Rue du Clos 21-23
                               C.P. 6165
                               CH-1211 Geneva 6
                               Switzerland

                               Patrick Rosselet has been employed with the V. Holdings
                               Group since January 2001. Prior to his employment
                               with the V. Holdings Group, he was the Group Finance
                               Director at Acomarit Services Maritime SA (a shipping
                               company).
-------------------------------------------------------------------------------------------------------------------
David Greenhalgh*              Managing Director, V. Ships (Isle of Man) Limited                       UK
                               Eaglehurst
                               Belmont Hill
                               Douglas IM1 4NY
                               Isle of Man
                               +44 1624-688-886

                               David Greenhalgh has been employed with the V. Holdings
                               Group for the past five years.
-------------------------------------------------------------------------------------------------------------------




                                       22

-------------------------------------------------------------------------------------------------------------------
David North*                   Non-Executive Director, V. Holdings Limited                             UK
                               Rue du Clos 21-23
                               C.P. 6165
                               CH - 1211 Geneva 6
                               Switzerland
                               +41 22-737-0300

                               18 Glen Vine Park
                               Crosby IM4 4HA
                               Isle of Man
                               +44 1624-851-676

                               Central Government Office
                               Douglas
                               Isle of Man

                               David North is a Non-Executive Director of V.
                               Holdings Limited. He is retired from his position
                               as Minister at the Department of Trade & Industry
                               of the Isle of Man government, where he served
                               from 1996 until his retirement in 2001.
-------------------------------------------------------------------------------------------------------------------

The name of each director and executive officer of V. Holdings Limited is set forth below. Directors of V. Holdings Limited are indicated by an asterisk.

-------------------------------------------------------------------------------------------------------------------
                               Present Principal Occupation or Employment Business
                                  Address, and Business Telephone Number; Other
            Name                Material Positions Held during the Past Five Years                 Citizenship
-------------------------------------------------------------------------------------------------------------------
Tullio Biggi*                  Chief Executive Officer, V. Holdings Group                             Italy
                               "Aigue Marine"
                               24 avenue de Fontvieille
                               B.P. 639
                               MC - 98013 Monaco
                               +377 92-05-10-10

                               Tullio Biggi has been employed with the V.
                               Holdings Group for the past five years.
-------------------------------------------------------------------------------------------------------------------
Roberto Giorgi*                Chief Executive Officer of Ship Management Division                    Italy
                               V. Holdings Group
                               "Aigue Marine"
                               24 avenue de Fontvieille
                               B.P. 639
                               MC - 98013 Monaco
                               +377 92-05-10-10

                               Roberto Giorgi has been employed with the V. Holdings
                               Group for the past five years.
-------------------------------------------------------------------------------------------------------------------
Giorgio Sulser*                Non-Executive Director, V. Holdings Limited                         Switzerland
                               Rue du Clos 21-23
                               C.P. 6165
                               CH - 1211 Geneva 6
                               Switzerland
                               +41 22-737-0300

                               Acomarit Services Maritime SA
                               Rue du Clos 21-23
                               C.P. 6165
                               CH-1211 Geneva 6
                               Switzerland

                               Giorgio Sulser has been employed with V. Holdings
                               Limited since January 2001. Prior to his employment
                               with V. Holdings Limited, he was the CEO and Chairman
                               of Acomarit Services Maritime SA (a shipping company).
-------------------------------------------------------------------------------------------------------------------
Donald Anderson*               Chief Executive Officer of Corporate Services Division                  UK
                               V. Holdings Limited
                               "Aigue Marine"
                               24 avenue de Fontvieille
                               B.P. 639
                               MC - 98013 Monaco
                               +377 92-05-10-10

                               Donald Anderson has been employed with the V.
                               Holdings Group for the past five years.
-------------------------------------------------------------------------------------------------------------------



                                       24

-------------------------------------------------------------------------------------------------------------------
Antony Crawford*               Chief Executive Officer of Financial Services Project                   UK
                               Division, V. Holdings Group
                               Gate House
                               1 Farringdon Street
                               London EC4M 7NS
                               United Kingdom
                               +44 207-332-8500

                               Antony Crawford has been employed with the V.
                               Holdings Group for the past five years.
-------------------------------------------------------------------------------------------------------------------
Richard Hext*                  Chief Executive Officer of Marine Services Division                     UK
                               V. Holdings Group
                               Gate House
                               1 Farringdon Street
                               London EC4M 7NS
                               United Kingdom
                               +44 207-332-8500

                               LevelSeas Limited
                               4/F Fleet House, Holborn Viaduct
                               London, United Kingdom

                               John Swire and Sons Limited
                               G.P.O. Box 1, Hong Kong

                               Richard Hext has been employed with the V.
                               Holdings Group since April 2003. Prior to his
                               employment with the V. Holdings Group, he was CEO
                               of LevelSeas Limited (a shipping company) from
                               2000 to 2003, and before that he was a Director
                               of John Swire and Sons Limited (a shipping
                               company).
-------------------------------------------------------------------------------------------------------------------
David Greenhalgh*              Managing Director, V. Ships (Isle of Man) Limited                       UK
                               Eaglehurst
                               Belmont Hill
                               Douglas IM1 4NY
                               Isle of Man
                               +44 1624-688-886

                               David Greenhalgh has been employed with the V. Holdings Group for the past five years.
-------------------------------------------------------------------------------------------------------------------



                                       25


-------------------------------------------------------------------------------------------------------------------
David North*                   Non-Executive Director, V. Holdings Limited                             UK
                               Rue du Clos 21-23
                               C.P. 6165
                               CH - 1211 Geneva 6
                               Switzerland
                               +41 22-737-0300

                               18 Glen Vine Park
                               Crosby IM4 4HA
                               Isle of Man
                               +44 1624-851-676

                               Central Government Office
                               Douglas
                               Isle of Man

                               David North is a Non-Executive Director of V.
                               Holdings Limited. He is retired from his position
                               as Minister at the Department of Trade & Industry
                               of the Isle of Man government, where he served
                               from 1996 until his retirement in 2001.
-------------------------------------------------------------------------------------------------------------------
Iestyn Williams*               Non-Executive Chairman, V. Holdings Limited                             UK
                               Rue du Clos 21-23
                               C.P. 6165
                               CH - 1211 Geneva 6
                               Switzerland
                               +41 22-737-0300

                               Tainni Wey Road
                               Weybridge
                               Surrey KT13 8HB
                               United Kingdom
                               +44 1932-852-728

                               Serco Government Services
                               Serco House
                               16 Bartley Wood Business Park
                               Hampshire RG27 9UY
                               +44 1932-852-728

                               Iestyn Williams is a Non-Executive Chairman of V.
                               Holdings Limited. Earlier (until 31 March 2004),
                               Iestyn was Executive Director at the Serco Group
                               plc, whose principal business is the outsourcing
                               of government services.
-------------------------------------------------------------------------------------------------------------------

The name of each director and executive officer of Greysea Limited is set forth below. Directors of Greysea Limited are indicated by an asterisk.

-------------------------------------------------------------------------------------------------------------------
                               Present Principal Occupation or Employment Business
                                  Address, and Business Telephone Number; Other
            Name                Material Positions Held during the Past Five Years                 Citizenship
-------------------------------------------------------------------------------------------------------------------
Tullio Biggi*                  Chief Executive Officer, V. Holdings Group                             Italy
                               "Aigue Marine"
                               24 avenue de Fontvieille
                               B.P. 639
                               MC - 98013 Monaco
                               +377 92-05-10-10

                               Tullio Biggi has been employed with the V.
                               Holdings Group for the past five years.
-------------------------------------------------------------------------------------------------------------------
Roberto Giorgi*                Chief Executive Officer of Ship Management Division                    Italy
                               V. Holdings Group
                               "Aigue Marine"
                               24 avenue de Fontvieille
                               B.P. 639
                               MC - 98013 Monaco
                               +377 92-05-10-10

                               Roberto Giorgi has been employed with the V. Holdings
                               Group for the past five years.

-------------------------------------------------------------------------------------------------------------------
Lorenzo Malvarosa*             Chief Operating Officer of Ship Management Division                    Italy
                               V. Holdings Group
                               "Aigue Marine"
                               24 avenue de Fontvieille
                               B.P. 639
                               MC - 98013 Monaco
                               +377 92-05-10-10

                               Lorenzo Malvarosa has been employed with the V.
                               Holdings Group for the past five years.
-------------------------------------------------------------------------------------------------------------------
Malcolm Willingale*            Corporate  Strategy Director of Corporate  Services  Division,          UK
                               Division, V. Holdings Group
                               Gate House
                               1 Farringdon Street
                               EC4M 7NS London
                               United Kingdom
                               +44 207-489-0088

                               Malcolm Willingale has been employed with the V.
                               Holdings Group for the past five years.
-------------------------------------------------------------------------------------------------------------------
Guy Morel*                     President and Director, MC Shipping Inc.                              France
                               "Aigue Marine"
                               24 avenue de Fontvieille
                               B.P. 639
                               MC - 98013 Monaco
                               +377 92-05-10-10

                               Guy Morel has been  employed  with MC  Shipping  Inc.  for the past five years.
-------------------------------------------------------------------------------------------------------------------

The name of each director and executive officer of Close Securities Limited is set forth below. Directors of Close Securities Limited are indicated by an asterisk.

-------------------------------------------------------------------------------------------------------------------
                               Present Principal Occupation or Employment Business
                                  Address, and Business Telephone Number; Other
            Name                Material Positions Held during the Past Five Years                 Citizenship
-------------------------------------------------------------------------------------------------------------------
Roger Perrin*                  Director, Close Asset Management Holdings Limited                       UK
                               10 Crown Place
                               London EC2A 4FT
                               United Kingdom
                               +44 2076-553-100

                               Investment Banker, Close Brothers Group plc
                               10 Crown Place
                               London EC2A 4FT
                               United Kingdom
                               +44 2076-553-100

                               Roger Perrin is a director at Close Asset
                               Management Holdings Limited and has been employed
                               by the Close Brothers Group plc, an investment
                               bank, for the past five years.
-------------------------------------------------------------------------------------------------------------------
Bill Crossan*                  Investment Banker                                                       UK
                               Close Brothers Growth Capital Limited
                               10 Throgmorton Avenue
                               London EC2A 2DL
                               United Kingdom
                               +44 2070-651-100

                               Bill Crossan has been employed with Close Brothers
                               Growth Capital Limited for the past five years.
-------------------------------------------------------------------------------------------------------------------
John Kelly*                    Investment Banker                                                       UK
                               Close Brothers Private Equity LLP
                               10 Throgmorton Avenue
                               London EC2A 2DL
                               United Kingdom
                               +44 2070-651-100

                               John Kelly has been employed as an investment banker
                               with Close Brothers Private Equity LLP for the past five
                               years.
-------------------------------------------------------------------------------------------------------------------
Julian Daly*                   Finance Director,                                                       UK
                               Close Asset Management Holdings Limited
                               10 Crown Place
                               London EC2A 4FT
                               United Kingdom
                               +44 2076-553-100

                               Temenos Systems (UK) Ltd.
                               Albert Embankment
                               London
                               United Kingdom

                               Julian Daly has been employed with Close Asset
                               Management Holdings Limited, a holding company for
                               the Close Brothers Group plc asset management
                               division businesses, since March 2000. Prior to his
                               employment with Close Asset Management Holdings
                               Limited, Julian Daly was Finance Director at Temenos
                               Systems (UK) Ltd., whose principal business is banking
                               software.
-------------------------------------------------------------------------------------------------------------------



                                       28


-------------------------------------------------------------------------------------------------------------------
Jonathan Sieff*                Investment Banker, Close Brothers Group plc                             UK
                               10 Crown Place
                               London EC2A 4FT
                               United Kingdom
                               +44 2076-553-100

                               Gerrard Limited
                               Old Mutual Place
                               2 Lambeth Hill
                               London EC4V 4GG
                               United Kingdom

                               Gerrard Private Bank (IOM) Limited
                               St. Mary's Court
                               20 Hill Street, Douglas
                               Isle of Man,  IM1 1EU
                               United Kingdom

                               Old Mutual plc
                               5th Floor,  Old Mutual Place
                               2 Lambeth Hill
                               London,  EC4V 4GG
                               United Kingdom

                               Jonathan Sieff has been employed by the Close
                               Brothers Group plc, an investment bank, since
                               June 2003. Prior to his employment with the Close
                               Brothers Group plc, Jonathon Sieff was Executive
                               Director at Gerrard Limited from January 2002 and
                               simultaneously (joint) CEO of Gerrard Private
                               Bank from May 2001. From July 1999 through April
                               2001, Jonathon Sieff was a member of the
                               Corporate Development division at Old Mutual plc.
-------------------------------------------------------------------------------------------------------------------

The name of each director and executive officer of Close Investment Partners Limited is set forth below. Directors of Close Investment Partners Limited are indicated by an asterisk.

-------------------------------------------------------------------------------------------------------------------
                               Present Principal Occupation or Employment Business
                                  Address, and Business Telephone Number; Other
            Name                Material Positions Held during the Past Five Years                 Citizenship
-------------------------------------------------------------------------------------------------------------------
Roger Perrin*                  Director, Close Asset Management Holdings Limited                       UK
                               10 Crown Place
                               London EC2A 4FT
                               United Kingdom
                               +44 2076-553-100

                               Investment Banker, Close Brothers Group plc
                               10 Crown Place
                               London EC2A 4FT
                               United Kingdom
                               +44 2076-553-100

                               Roger Perrin is a director at Close Asset
                               Management Holdings Limited and has been employed
                               by the Close Brothers Group plc, an investment
                               bank, for the past five years.
-------------------------------------------------------------------------------------------------------------------
Bill Crossan*                  Investment Banker                                                       UK
                               Close Brothers Growth Capital Limited
                               10 Throgmorton Avenue
                               London EC2A 2DL
                               United Kingdom
                               +44 2070-651-100

                               Bill Crossan been employed with Close Brothers Growth
                               Capital Limited for the past five years.
-------------------------------------------------------------------------------------------------------------------
Julian Daly*                   Finance Director,                                                       UK
                               Close Asset Management Holdings Limited
                               10 Crown Place
                               London EC2A 4FT
                               United Kingdom
                               +44 2076-553-100

                               Temenos Systems (UK) Ltd.
                               Albert Embankment
                               London
                               United Kingdom

                               Julian Daly has been employed with Close Asset
                               Management Holdings Limited, a holding company
                               for the Close Brothers Group plc asset management
                               division businesses, since March 2000. Prior to
                               his employment with Close Asset Management
                               Holdings Limited, Julian Daly was Finance
                               Director at Temenos Systems (UK) Ltd., whose
                               principal business is banking software.
-------------------------------------------------------------------------------------------------------------------



                                       30


-------------------------------------------------------------------------------------------------------------------
Jonathan Sieff*                Investment Banker, Close Brothers Group plc                             UK
                               10 Crown Place
                               London EC2A 4FT
                               United Kingdom
                               +44 2076-553-100

                               Gerrard Limited
                               Old Mutual Place
                               2 Lambeth Hill
                               London EC4V 4GG
                               United Kingdom

                               Gerrard Private Bank (IOM) Limited
                               St. Mary's Court
                               20 Hill Street, Douglas
                               Isle of Man,  IM1 1EU
                               United Kingdom

                               Old Mutual plc
                               5th Floor,  Old Mutual Place
                               2 Lambeth Hill
                               London,  EC4V 4GG
                               United Kingdom

                               Jonathan Sieff has been employed by the Close
                               Brothers Group plc, an investment bank, since
                               June 2003. Prior to his employment with the Close
                               Brothers Group plc, Jonathon Sieff was Executive
                               Director at Gerrard Limited from January 2002 and
                               simultaneously (joint) CEO of Gerrard Private
                               Bank from May 2001. From July 1999 through April
                               2001, Jonathon Sieff was a member of the
                               Corporate Development division at Old Mutual plc.
-------------------------------------------------------------------------------------------------------------------

The name of each director and executive officer of Navalmar (UK) Limited is set forth below. Directors of Navalmar (UK) Limited are indicated by an asterisk.

-------------------------------------------------------------------------------------------------------------------
                               Present Principal Occupation or Employment Business
                                  Address, and Business Telephone Number; Other
            Name                Material Positions Held during the Past Five Years                 Citizenship
-------------------------------------------------------------------------------------------------------------------
Enrico Bogazzi*                Director, B Navi SpA                                                   Italy
                               Director, Vittorio Bogazzi & Figli SpA
                               Via Cadorna 49/A
                               54036 Marina de Carrara
                               Italy
                               +390 585-631-665

                               Enrico Bogazzi has been employed with B Navi SpA
                               (ship management company) and Vittorio Bogazzi &
                               Figli SpA (ship agency company) for the past five
                               years.
-------------------------------------------------------------------------------------------------------------------
Roy Ware*                      Director, Navalmar (UK) Limited                                         UK
                               Director, Marine Chartering Limited
                               Beulah Hall
                               3 Beulah Road
                               Wimbledon
                               London SW19 3SB
                               United Kingdom
                               +44 0208-540-8777

                               Roy Ware has been employed with Navalmar (UK)
                               Limited and Marine Chartering Limited for the past five
                               years.
-------------------------------------------------------------------------------------------------------------------
Stefano Tanganelli*            Director, Navalmar (UK) Limited                                        Italy
                               Beulah Hall
                               3 Beulah Road
                               Wimbledon
                               London SW19 3SB
                               United Kingdom
                               +44 0208-540-8777

                               Stefano Tanganelli has been employed with Navalmar
                               (UK) Limited for the past five years.
-------------------------------------------------------------------------------------------------------------------
Michael Lloyd*                 Solicitor                                                               UK
                               Michael Lloyd and Co.
                               5-7 St Helen's Place
                               London EC3A 6AU
                               +44 0207-920-9666

                               Lloyd and Co.
                               1 College Hill, London
                               United Kingdom

                               Michael Lloyd has been the sole practitioner at Michael
                               Lloyd and Co. since 2002. Before such time, he was a
                               solicitor at Lloyd and Co.
-------------------------------------------------------------------------------------------------------------------
Giorgio Boesgaard*             Director, Hugo Trumpy SpA                                             Denmark
                               10 via San Siro
                               16124 Genova
                               Italy
                               +390 10-24941

                               Giorgio Boesgaard has been employed by Hugo Trumpy
                               SpA, a ship agency company, for the past five years.
-------------------------------------------------------------------------------------------------------------------




                                       32

-------------------------------------------------------------------------------------------------------------------
Andrea Colombo*                Director, Navalmar (UK) Limited                                        Italy
                               Beulah Hall
                               3 Beulah Road
                               Wimbledon
                               London SW19 3SB
                               United Kingdom
                               +44 0208-540-8777

                               Andrea Colombo has been employed by Navalmar (UK)
                               Limited for the past five years.
-------------------------------------------------------------------------------------------------------------------

The name of each director and executive officer of Bogazzi Fimpar SpA is set forth below. Directors of Bogazzi Fimpar SpA are indicated by an asterisk.

-------------------------------------------------------------------------------------------------------------------
                               Present Principal Occupation or Employment Business
                                  Address, and Business Telephone Number; Other
            Name                Material Positions Held during the Past Five Years                 Citizenship
-------------------------------------------------------------------------------------------------------------------
Enrico Bogazzi*                Director, B Navi SpA                                                   Italy
                               Director, Vittorio Bogazzi & Figli SpA
                               Via Cadorna 49/A
                               54036 Marina de Carrara
                               Italy
                               +390 585-631-665

                               Enrico Bogazzi has been employed with B Navi SpA
                               (ship management company) and Vittorio Bogazzi &
                               Figli SpA (ship agency company) for the past five
                               years.
-------------------------------------------------------------------------------------------------------------------
Maria Piccioli*                Piazza della Chiesa nr. 2                                              Italy
                               Massarosa
                               Italy

                               Maria Piccioli is a housewife and has had no other
                               employment for the past five years.
-------------------------------------------------------------------------------------------------------------------
Francesca Bogazzi*             2 Rue N.D. des Victoires                                               Italy
                               75002 Paris
                               France

                               Francesca Bogazzi is a housewife and has had no
                               other employment for the past five years.
-------------------------------------------------------------------------------------------------------------------



                                       34